Exhibit 99.2

Biofrontera

Deep in dermatology

Half-year financial report

As of June 30, 2020

Biofrontera AG Half-year financial report as of June 30, 2020	2

Highlights for the first six months ended June 30, 2020

●	Strengthening of the US business’ commercial alignment through the reorganization of the US subsidiary Biofrontera Inc.
●	Extended EU approval for Ameluz® for the treatment of actinic keratoses on extremities and trunk/neck.
●	Inclusion of the positive results of the follow-up phase of the comparative clinical study on daylight PDT with Ameluz® and Metvix® in the EU product information (SmPC).
●	Initiation of a pharmacokinetics study (PK study) in the USA to evaluate the safety of PDT using three tubes of Ameluz®.
●	Exclusive licensing agreement with Maruho Co., Ltd. (Maruho) for the development and commercialization of Ameluz® for all indications in East Asia and Oceania, and receipt of a one-time payment of EUR 6 million from Maruho.
●	Non-binding term sheet with medac GmbH Sp. z o.o. regarding a commercialization license for Ameluz® in Poland.
●	Strong impact of the COVID-19 crisis on the business and steep decline in sales, especially in the USA.

Key figures in accordance with IFRS

In EUR thousands	6M 2020	6M 2019
Results of operations
Sales revenue	16,116	13,904
Gross profit on sales	14,625	11,421
Research and development costs	(2,389)	(2,322)
General administrative costs	(4,412)	(7,768)
Sales costs	(12,151)	(14,195)
Loss on operations	(4,327)	(12,864)
Other expenses and income	(191)	23,236
Financial result	(715)	(1,345)
Loss/profit before income tax	(5,233)	9,027
Total result for the period	(5,406)	8,557

Cash flow
Net cash flow used in operating activities	(1,246)	(21,873)
Net cash flow from investment activities	1,764	19,718
Net cash flow used/from financing activities	(1,079)	4,278

In EUR thousands	June 30, 2020	December 31, 2019
Net assets
Total assets	51,963	58,363
Non-current assets	33,099	35,872
Cash and cash equivalents	10,550	11,119
Other current assets	8,314	11,372
Non-current liabilities	39,261	36,830
Current liabilities	7,965	11,578
Equity	4,737	9,955
Employees	154	174

Biofrontera share
Number of shares outstanding	44,849,365	44,849,365
Share price (XETRA closing price in EUR)	3.06	4.60

Biofrontera AG Half-year financial report as of June 30, 2020	3

Investor Relations

The shares of Biofrontera AG, Leverkusen, have been traded in the Prime Standard segment of the Frankfurt Stock Exchange since June 3, 2014. They have been listed in the Regulated Market of the Düsseldorf Stock Exchange since 2006, and on the Regulated Market of the Frankfurt Stock Exchange since 2012. Since February 2018, Biofrontera shares are also traded in the form of ADSs (American Depositary Shares) on the US Nasdaq Stock Market.

Key data on shares, ADSs and other financial instruments

Key data registered shares (no par value)
Stock exchange	Frankfurt
Other trading platforms	XETRA, Berlin, Düsseldorf, München, Stuttgart, Tradegate
Transparency level	Prime Standard
Shares in issue as of June 30, 2020	44,849,365
Share capital	EUR 44,849,365
ISIN	DE0006046113
WKN (German Securities Identification Number)	604611
Ticker symbol	B8F
Designated Sponsor	ICF Bank AG (since July 1, 2020)
52-week high* (July 1, 2019)	EUR 8.00
52-week low* (March 20, 2020)	EUR 2.42
Market capitalization as of June 30, 2020	EUR 137.24 million
Average daily trading volume on XETRA (from January 2, 2020 to June 30, 2020)	26,196 shares

*based on Xetra closing price

Key data ADS
Stock exchange	NASDAQ
CUSIP	09075G105
ADS ISIN	US09075G1058
Ratio	1 ADS : 2 ORDs
Symbol	BFRA
Custodian	BNY Mellon
Further trading platform	Stuttgart
WKN (German Securities Identification Number)	A2JEEX
Symbol	BFRA

Key data 2017-2022 Convertible Bond
Stock exchange	Düsseldorf
WKN (German Securities Identification Number)	A2BPDE
ISIN	DE000A2BPDE6
Maturity date	December 31, 2021
Coupon	6%
Par/denomination	100.00 Euro
Total volume	4,999,000 Euro
of which converted as of June 30, 2020	2,968,200 Euro
Initial conversion price	3.50 Euro
Conversion price from April 1, 2017	4.00 Euro
Conversion price from January 1, 2018	5.00 Euro
Conversion price from March 3, 2018	4.75 Euro

Biofrontera AG Half-year financial report as of June 30, 2020	4

Key data 2020-2021 Convertible Bond
Stock exchange	Frankfurt
WKN (German Securities Identification Number)	A3E454
ISIN	DE000A3E4548
Maturity date	December 20, 2021
Coupon	1%
Par/denomination	3.00 Euro
Total volume	7,914,450 Euro
Conversion price	3.00 Euro
Conversion period	From November 20, 2020 onwards

Share price development

During the reporting period, the COVID-19 pandemic shook the stock markets and led to severe volatility in all sectors. Particular attention was paid by investors to stocks in the healthcare and biotech sectors during the coronavirus crisis. These stocks often outperformed companies in other sectors, but this was by no means the case for all biotech companies. Especially those stocks whose projects are not related to the coronavirus and whose business was negatively influenced by the situation were strongly affected by the market uncertainty, which was reflected in a significantly increased volatility of the share prices. The performance of the Biofrontera shares also reflects this fact. In March 2020, the share price slumped sharply due to the Corona crisis and reached a low of EUR 2.42 on March 20, 2020. Since then, the price of the Biofrontera share has recovered and was quoted at EUR 3.06 at the end of the half year period; in August, the share price continued to rise and thus reached the level of the previous year again.

Biofrontera AG Half-year financial report as of June 30, 2020	5

Shareholder structure

The shareholder structure* of Biofrontera AG as at June 30, 2020, based on the latest mandatory publications, is as follows:

*figures rounded

Annual general meeting 2020

Biofrontera’s Annual General Meeting (AGM) was held on May 28, 2020. In accordance with § 1 of the COVID-19 Act, the Management Board had decided, with the approval of the Supervisory Board, to hold the AGM as a virtual AGM without the physical presence of shareholders or their proxies.

Via a password-protected shareholder portal, registered shareholders could, among other things, follow the entire AGM via a live video and audio stream, exercise their voting rights and, up to two days before the AGM, submit questions. Participating shareholders also had the opportunity to object to resolutions of the Annual General Meeting via the shareholder portal. The only participant present and therefore listed on the attendance list was the Company’s proxy.

In total 76.31% of the registered share capital of Biofrontera AG of EUR 44,849,365 was present. Thus, the presence was at about the same level as in the previous year. The shareholders approved the proposed resolutions 2 to 6 of the Management Board and Supervisory Board, published in the Federal Gazette on April 21, 2020. Resolution proposal 7 for the creation of new Authorized Capital, which required a three-quarters majority, as well as all the supplementary requests of the German Balaton - Group did not receive the necessary majorities and were rejected by the Annual General Meeting. No vote was required on agenda items 1 and 10.

Capital measures 2020

Subscription offers for mandatory convertible bonds in March 2020

On February 26, 2020, the Management Board, with the approval of the Supervisory Board, resolved to issue up to 1,600,000 of the 0.5% qualified subordinated mandatory convertible bond 2020/2024 and up to 1,600,000 of the 1.00% qualified subordinated mandatory convertible bond 2020/2026.

On March 23, due to the significant changes in circumstances since the beginning of the offer period, as a result of the coronavirus crisis, the Management Board decided to no longer offer the convertible bonds 2020/2024 as well as the convertible bonds 2020/2026 at the conditions previously set out in the bond terms and conditions. Both subscription offers for the bonds 2020/2024 and the bonds 2020/2026 were therefore withdrawn and not executed.

Subscription offer for mandatory convertible bond in August 2020

After the situation had stabilized somewhat, the Management Board decided on July 27, 2020, with the approval of the Supervisory Board, to issue up to 2,638,150 bonds of a 1.0% qualified subordinated mandatory convertible bond 2020/2021 with a nominal value of EUR 3.00 each and a total nominal value of up to EUR 7,914 thousand to secure short-term liquidity.

On August 18, 2020, the Company announced that the mandatory convertible bond 2020/2021 was fully placed. The gross proceeds from the issue amount to EUR 7,914 thousand.

Biofrontera AG Half-year financial report as of June 30, 2020	6

Analyst coverage

The following analysts cover Biofrontera:

Broker	Analyst	Rating
The Benchmark Company, LLC	Bruce D. Jackson	Buy
Lake Street Capital Markets	Thomas Flaten	Buy
sc-consult GmbH	Dipl. Kfm. Holger Steffen	Hold

Conferences

Due to the COVID-19 pandemic, conference participation and related travel activities have been completely suspended since mid-March. Consequently, representatives of Biofrontera AG only attended the following capital market conference during the first six months of 2020:

Date	Conference
January 13-17, 2020	JP Morgan 38th Annual Healthcare Conference

Biofrontera AG Half-year financial report as of June 30, 2020	7

Interim group management report for the first half of the 2020 financial year

Group structure

As of June 30, 20202, the Biofrontera Group (hereinafter also called “Biofrontera” or “Biofrontera Group”) consists of a parent company, Biofrontera AG and 5 (December 31, 2019: 5) wholly owned subsidiaries. The parent company’s head office is located in Leverkusen, Germany.

Effective March 25, 2019, all shares in Cutanea Life Sciences, Inc. and its subsidiaries Dermarc LLC and Dermapex LLC were acquired through the newly founded US company Biofrontera Newderm LLC. The companies of Cutanea Life Sciences, Inc. as well as Biofrontera Newderm LLC were merged with Biofrontera Inc. at the end of 2019. While Biofrontera Inc. has assumed all commercial activities, Biofrontera Bioscience GmbH took over all regulatory tasks.

Biofrontera Bioscience GmbH, Biofrontera Pharma GmbH, Biofrontera Development GmbH and Biofrontera Neuroscience GmbH are located at the parent company’s headquarters in Leverkusen, Germany. Biofrontera Inc.’s headquarters are in Woburn, Massachussetts, USA.

Business model

The public entity, Biofrontera AG, assumes the holding function within the group of companies. It is responsible for the management, strategic planning, internal control and risk management and ensures the necessary financing needs are met. Biofrontera Bioscience GmbH carries out research and development tasks as well as all regulatory functions for the Biofrontera Group and holds the patents and approvals for Ameluz®. According to a license agreement with Biofrontera Bioscience GmbH, Biofrontera Pharma GmbH, which is also the holder of the CE certificate of BF-RhodoLED®, bears the responsibility for the production, further licensing and marketing of Biofrontera Group’s approved products. Biofrontera Inc. is responsible for the marketing of all Biofrontera Group products in the USA, including the in-licensed drug Xepi™.

Production of Ameluz® for all markets served by Biofrontera is carried out by a contract manufacturer in Switzerland. The PDT lamp is manufactured at Biofrontera’s headquarters in Leverkusen, Germany. The production of Xepi™ is the responsibility of the licensor Ferrer Internacional S.A., which supplies Biofrontera with the finished product.

Biofrontera Development GmbH and Biofrontera Neuroscience GmbH were founded in December 2012 and are additional wholly owned subsidiaries of Biofrontera AG. These two companies are intended for the development of pipeline products that are not part of Biofrontera’s core business and therefore currently cannot be sufficiently financed within the normal business activities. The product BF-derm1 (without patent protection since 2009) for the treatment of severe chronic urticaria is owned by Biofrontera Development GmbH, the product BF-1 (patent protection until 2034) for the prophylactic treatment of migraine by Biofrontera Neuroscience GmbH. Both products are currently not being pursued any further, as the corporate strategy focuses on the further development and marketing of Ameluz® and Xepi™. By outsourcing the development projects, a structure has been created which allows to separate the financing of the development of these two products from the general financing of the Biofrontera Group.

Group strategy

The strategic goal of the Biofrontera Group is to optimize the global positioning and market potential of our products Ameluz® and Xepi™, and in doing so to develop the company into a leading innovative specialty pharma company in dermatology. Activities are currently focused on the continued sales growth of our products and the development of further market potential through label extensions of Ameluz® as well as broader distribution of XepiTM.

Biofrontera AG Half-year financial report as of June 30, 2020	8

Biofrontera has received a centralized approval for its own self-developed drug, which is marketed under the brand name Ameluz®. Since the market launch in February 2012, Biofrontera has been selling Ameluz® with its own sales force to dermatologists in Germany and since March 2015 also in Spain. Ameluz® has been available in the UK for several years, but has only been actively promoted by Biofrontera’s own sales force since May 2018. Distribution in several other countries of the European Union and Switzerland is carried out through licensing partnerships.

Our US-subsidiary, Biofrontera Inc., was setup in order to commercialize Ameluz® in the USA. The US subsidiary has established all functions and obtained all licenses required for a sales company in the pharmaceutical and medical device sector. Departments supporting sales, such as Finance, Customer Service, Market Access, Medical Affairs, Compliance, Quality Assurance, Logistics, etc. were established locally. Other group functions necessary for a pharmaceutical company, such as management of regulatory approvals, interaction with regulatory authorities, patents, manufacturing, IT, regulatory relevant clinical trials, etc. continue to be provided exclusively by the German companies of the Biofrontera Group with worldwide responsibility.

The company’s growth strategy is supported and backed by the vast majority of its shareholders. Unfortunately, a group of minority shareholders has for several years now succeeded in effectively revoking the power of the Annual General Meeting and thus the majority of shareholders by challenging relevant resolutions of all ordinary Annual General Meetings since 2016 by means of lawsuits and by blocking the resolutions due to the long judicial decision-making processes. As a result, the company is seriously restricted in its development at the expense of the majority of shareholders.

Products

Ameluz® and BF-RhodoLED®

In December 2011, Ameluz® 78 mg/g gel (Spanish for “love the light”, development name BF-200 ALA) received its first centralized European approval for the treatment of mild and moderate actinic keratoses (AK) on the face and scalp. It’s significant superior effect in combination with an LED lamp compared to the direct competitor product Metvix® for AK was proven during phase III development. Actinic keratoses are superficial forms of skin cancer with a risk of spreading to deeper skin layers and thus developing into potentially fatal squamous cell carcinoma. The combination of Ameluz® with light treatment is an innovative form of treatment that is classified as photodynamic therapy (PDT). The product information authorized by the European Medicines Agency (EMA) expressly states the significant superiority of Ameluz® in the removal of keratosis compared to the direct competitor product, both in conventional light treatment with a special lamp and in application with ordinary daylight.

The overall advantages of Ameluz® in terms of efficacy, handling, user-friendliness and skin rejuvenation as well as the high healing and comparatively low recurrence rates of PDT in the treatment of actinic keratoses lead to the expectation that this treatment option will attract even more attention from dermatologists in the years to come. Contributing to this is also the label extension to include basal cell carcinoma in 2017.

In 2017, Biofrontera submitted an application for approval for daylight-PDT with Ameluz® and was granted approval by the European Commission in March 2018. The label extension now includes the treatment of actinic keratoses and field cancerization with daylight-PDT. Daylight-PDT is a cost-effective and painless alternative to traditional PDT treatment with a special lamp. The topically applied drug is activated by natural or artificial daylight. As daylight-PDT does not require the treatment to be carried out in a doctor’s office, it competes directly with self-applied topical drugs, which are used much more widely in Europe. As a result, Ameluz® is also reimbursed by the statutory health insurers in Germany for use with daylight-PDT, whereas use of the drug with conventional PDT is generally not reimbursed. The results of the follow-up phase of the clinical comparison study on daylight-PDT with Ameluz® and Metvix® were included in the product information (SmPC) in March 2020. It is expected that the significantly superior efficacy compared to Metvix® one year after treatment will further enhance the market positioning of Ameluz®.

Biofrontera AG Half-year financial report as of June 30, 2020	9

In March 2020, the European Commission granted a label extension for Ameluz® to cover the treatment of mild and moderate actinic keratoses by photodynamic therapy with Ameluz® not only on the head, but also on the extremities and trunk/neck. The extension of the approval by the European Commission followed a positive vote by the European Medicines Agency EMA and is based on the results of a Phase III study involving 50 patients. The patients were treated with Ameluz® on one randomized side and placebo on the other side. If lesions remained on both sides of the body, PDT was repeated three months later. The results for the primary regulatory endpoint show that Ameluz® was highly significantly superior (p<0.0001) to placebo based on a mean total lesion clearance rate of 86% versus 33%. The high significance superiority of Ameluz® was also demonstrated for all secondary parameters studied. In this study, the average lesion recurrence rate 12 months after Ameluz® treatment was 14.1% compared to 27.4% after placebo. These results in treating AK on all areas of the body further confirm the excellent efficacy of PDT with Ameluz®. The Company expects that this label extension will also further strengthen the market position of Ameluz® in Europe.

In May 2016, Biofrontera received the marketing approval for Ameluz® in the USA. The approved indication is “lesion and field directed PDT of mild and moderate actinic keratoses on the face and scalp”. As the approval in the USA includes a combination of drug and lamp according to FDA guidelines, Biofrontera has developed its own PDT lamp, the BF-RhodoLED®. In order to meet the strict requirements of the FDA for the production of a Class III medical device, production of the lamp was transferred to Biofrontera Pharma GmbH in 2016 as part of the FDA approval process and is now carried out at the company’s headquarters in Leverkusen. This makes Biofrontera the responsible manufacturer from the perspective of the regulatory authorities. In the EU, this lamp has already been CE-certified in 2012, which also required ISO 9001 and ISO 13485 certifications for the entire company. The ISO certification was renewed in 2018 at regular intervals.

The BF-RhodoLED® is a lamp with LEDs emitting light with a wavelength of about 635 nm. Light at this wavelength, which is optimal for illumination in PDT with ALA or methyl ALA containing drugs, emits red light, but is still below the warming infrared range. The BF-RhodoLED® combines a controlled and constant light output in the desired wavelength with easy and clear operation and energy efficiency. In the European version, light energy and fan power can be changed during PDT treatment to respond to treatment-related pain. No other lamp on the market offers comparable performance and flexibility. The BF-RhodoLED® is available throughout the EU.

Belixos®

Belixos® is a modern active cosmetic product specially developed for sensitive and irritated skin. Biofrontera’s patented biocolloid technology, which optimizes epidermal penetration, makes the products unique: pure herbal biocolloids combine with medicinal plant extracts to form an extraordinary combination of active ingredients with a proven depth effect. The belixos® series includes the following products: belixos® Cream, belixos® Liquid and belixos® Protect.

Belixos products are manufactured according to stringent quality and environmental regulations. They are free of paraffins, parabens, ethyl alcohol, animal products, dyes and fragrances that may have negative dermatological effects. Its skin compatibility was certified as “very good” by the independent Dermatest Institute. Belixos® is obtainable in selected pharmacies, dermatological institutes and from the online retailer Amazon.

XepiTM

The acquisition of Cutanea Life Sciences, Inc. in March 2019 has enabled Biofrontera to market a FDA-approved drug that has been introduced in the US market. XepiTM (ozenoxacin cream, 1%) is a non-fluorinated quinolone that not only inhibits bacterial growth but also kills the bacteria directly. This results in an unusually fast effect of this new medication. It is the first new topical antibiotic to enter the American market in 10 years. To date, no antibiotic resistance to XepiTM is known and it has been specifically approved by the FDA for the treatment of antibiotic-resistant bacteria. The approved indication is impetigo, a common skin infection in children with staphylococci and streptococci. XepiTM has an excellent safety profile that even allows for use on infants from the age of two months.

Xepi™ is the next innovation for the American dermatology market to be commercialized by Biofrontera. Increasing resistance to known antibiotics is a concern that is taken very seriously by American doctors. We are convinced that with Xepi™ our portfolio now includes an innovative, promising product with a three-figure million market potential.

The drug XepiTM in-licensed by Biofrontera is protected by two patent families in the USA and other countries. With regard to the USA, patent protection applies for the composition of XepiTM until January 29, 2032 and for the approved treatment of impetigo until December 15, 2029.

Biofrontera AG Half-year financial report as of June 30, 2020	10

Sales and markets

USA

In the USA, Ameluz® was launched by Biofrontera in October 2016. The distribution of Ameluz® in the USA is handled by the subsidiary Biofrontera Inc. which was founded in March 2015. All key positions in the USA were filled locally and the development of distribution structures was further advanced in the reporting period. Our US sales and marketing team currently consists of around forty employees. The sales force is supported by our Scientific Advisory team, our Market Access and our Customer Service Team. Since its launch, we have sold Ameluz® worth well over EUR 50 million in the United States, thus establishing the product in the market. In March 2019, Biofrontera acquired all shares of Cutanea Life Sciences, Inc. and was thus able to expand its sales in the USA with the FDA-approved drug XepiTM.

Germany and Europa

With its central European approval, Ameluz® can be sold and distributed in all EU countries as well as in Norway, Iceland and Liechtenstein. In many European countries, however, the price and reimbursement status have to be determined before market launch, which can be a lengthy process. This process involves reference pricing and re-imports, that might result in low prices in individual EU countries, which in return can have a negative impact on the entire EU market. This is one of the reasons why the drug is only available in certain EU countries. In these countries the drug is available at pharmacy retail prices ranging from 150 EUR to approximately 220 EUR per 2g tube.

In Europe, Ameluz® and BF-RhodoLED® are marketed in Germany (since 2012), Spain (since 2015) and Great Britain (since May 2018) by our own sales force. In other EU countries and in Switzerland, the products are distributed with the help of distribution partners. In Switzerland, independent approval procedures were required, which were carried out by our local marketing partner in collaboration with Biofrontera. The contracts with distribution partners were concluded in such a way that Biofrontera received no or only a moderate downpayment and the regional partners buy Ameluz® from Biofrontera at a price that is linked to their own sales price. Depending on the market conditions of a country, Biofrontera’s share of the sales price varies somewhat, but averages 50% of net sales. Overall, however, marketing through Biofrontera’s own sales force has proven to be much more successful in recent years, so that sales to distribution partners now only account for a small percentage of total sales. In this context, the licensing agreements with Perrigo Israel for the commercialization of Ameluz® and BF-RhodoLED® in Israel and Desitin Arzneimittel GmbH for the commercialization of Ameluz® and BF-RhodoLED® in Scandinavia were terminated by mutual agreement during the reporting period. Biofrontera’s efforts to maintain the approval or other drug regulatory requirements were not justified by the relatively low sales volume in these markets.

Other regions

In April 2020, Biofrontera signed an exclusive licensing agreement with Maruho Co, Ltd, Osaka, Japan (Maruho) for the development and commercialization of Ameluz® for all indications in East Asia and Oceania. The agreement has a term of 15 years from the start of distribution in the countries covered by the agreement.

Under the agreement, Maruho will receive exclusive development and marketing rights, including permission to sublicense Ameluz® in Japan, China, Korea, India, Pakistan, Vietnam, the Philippines, Australia, New Zealand and surrounding countries and islands (Territory). Maruho is entitled, with the consent of Biofrontera, to conduct its own research and development under the terms and conditions of the licensing agreement. Maruho will grant the Company a free and unlimited license for all results of such research and development activities performed by Maruho for commercialization outside the Territory. Under the terms of the license agreement, Biofrontera will supply Ameluz® to Maruho at cost plus 25%, while Maruho has the obligation to make commercially reasonable efforts to develop, register and market Ameluz® in all countries within the Territory.

Under the licensing agreement, Maruho has made a one-time payment of EUR 6 million to Biofrontera AG. Further future payments will be due upon achievement of certain regulatory and commercial milestones. Maruho will also pay royalties of initially 6% of net sales in the countries of the Territory, which may increase to 12% depending on sales volume and will decrease in case of the introduction of generic products in these countries.

Biofrontera AG Half-year financial report as of June 30, 2020	11

Research and development projects

All research and development activities of the Biofrontera Group regarding the nanoemulsion and Ameluz® are carried out by Biofrontera Bioscience GmbH, which is responsible for clinical studies as well as for the granting, maintenance and expansion of our approvals. Responsibility for the project management of all development activities is assumed internally; individual tasks such as data management and statistics are partially or completely outsourced. The development of the new red-light lamp BF-RhodoLED® XL is the responsibility of Biofrontera Pharma GmbH.

Research cooperation with Maruho Co., Ltd.

On March 19, 2019, the Company signed an agreement to continue its research collaboration with Maruho Co., Ltd. of Osaka, Japan (Maruho) for the development of branded generics. As part of the new project phase, Biofrontera has prepared the formulation of one of four active ingredients investigated in an earlier project phase (phase 1) using Biofrontera’s nanoemulsion for entry into the clinical phase. The agreement for this phase of the research collaboration expired at the end of the reporting period.

Phase II study for the treatment of mild to severe acne

With regard to the possible label extension of Ameluz® for acne in the USA, Biofrontera has prepared a corresponding development plan for the indication extension and received feedback from the US Food and Drug Administration (FDA) on the design of the necessary clinical trials, so that the study program can start in 2020 or 2021 as soon as the necessary funds are available.

Phase III study for the treatment of actinic keratoses on the extremities or trunk/neck

Based on the positive assessment of the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMA) in February 2020, the European Commission granted the formal extension of approval in March 2020. The extended approval of Ameluz® now also includes the treatment of mild and moderate actinic keratoses (AK) on the extremities and trunk/neck with photodynamic therapy (PDT).

Based on the data for the European label extension, Biofrontera has also held discussions with the FDA about expanding the label for Ameluz® in the USA to include the treatment of AK in the extremities and trunk/neck. The FDA proposed an additional clinical trial to approve the label extension of Ameluz® to include additional body regions. The study protocol is currently being developed according to FDA guidelines, so patient recruitment could start in the first half of 2021, if funds are available.

Following consultation with the FDA, Biofrontera has also initiated a pharmacokinetics study (PK study) to test the safety of PDT using three tubes of Ameluz® at the same time. The aim of this phase I study is to obtain pharmacokinetic profiles following an Ameluz® PDT in patients with AK in an extended treatment area in the face/head or peripheral area. In addition, safety and tolerability for the patient during and after treatment will be investigated. Patient recruitment is expected to take 3-5 months and the Phase I study should be completed in the third quarter of 2020.

Development of the BF-RhodoLED® XL lamp

The future use of the BF-RhodoLED® XL will allow the application of Ameluz® on larger areas as well as the simultaneous exposure of several interspersed lesions. Furthermore, the BF-RhodoLED® XL will offer a significantly improved user experience with highly customizable settings. Combined with a modern and high-quality design, we expect strong customer acceptance, especially in the USA, and thus an increase in Ameluz® sales. The company expects to submit the application for approval to the FDA during the second half of 2020.

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Phase III study for the treatment of superficial basal cell carcinoma (BCC) with Ameluz® in combination with our red-light lamp BF-RhodoLED® in the USA

To further increase our growth potential in the US market in the medium term, we are currently conducting a clinical trial in the USA for the treatment of superficial basal cell carcinoma (BCC) with Ameluz® in combination with our BF-RhodoLED® lamp. We have been working intensively on patient recruitment since September 2018. However, due to the extremely demanding study protocol mandated by the FDA, the recruitment process will likely take a considerable amount of time. Following successful FDA approval, Ameluz® would be the only drug in the United States for the treatment of superficial BCC with PDT.

Patent development

The company maintains four different company-owned patent families worldwide. In addition, Biofrontera pursues patent families created in collaboration with Maruho under a partnership agreement that expired in March 2018. The Group’s patents are held by Biofrontera Bioscience GmbH.

The patent families refer to our technologies related to our nanoemulsion, migraine prophylaxis and photodynamic therapy (PDT):

Nanoemulsion

We have been issued composition of matter patents for our nanoemulsion technology in the EU (for France, Germany, Italy, Spain, Switzerland/Liechtenstein, and the UK), Australia, Belarus, Canada, Chile, China, Hong Kong, Israel, Japan, Mexico, New Zealand, Russian Federation, South Africa, Singapore, and the Ukraine. Patent protection in these jurisdictions will expire on December 21, 2027. We have filed patent applications that are pending in the United Arab Emirates and the USA. The patent in India and the patent application in Brazil were discontinued in 2019 and 2020, respectively.

On November 12, 2019 protection for the patent family describing the combination of nanoemulsions with aminolevulinic acid hydrochloride, the active ingredient in Ameluz®, expired. However, Ameluz® continues to be protected by the nanoemulsion technology patent family, which continues until December 2027, although the corresponding patent application in the USA is still pending. This patent has not yet been and possibly may never be granted in the US and thus will not provide patent protection for Ameluz® in this market. However, we believe that the risk presented by future generic competition is mitigated by specific challenges in developing generic topical dermatological products, including regulatory hurdles. As part of Biofrontera’s patent strategy to further protect Ameluz®, additional patent applications have been submitted (see below).

Migraine prophylaxis BF-1

An international patent application regarding anti-migraine compounds and their use was submitted to the World Intellectual Property Organization (WIPO). A patent in the USA has been granted, expiring in January 2034. The European Patent Office announced on May 13, 2020, that the examining division intends to grant a European patent.

Photodynamic therapy

A new international patent application “Improved Photodynamic Therapy” was filed with the European Patent Office (EPO) on August 23, 2018. All countries that were members of the PCT (Patent Cooperation Treaty) on the filing date (including the USA) were designated in the application. The international publication of the application was published on February 27, 2020.

Another international patent application titled “Illumination for photodynamic therapy” was filed with the EPO on June 5, 2019. Again, all states which were contracting states of the PCT at the date of filing of the PCT application were designated in the application.

Biofrontera AG Half-year financial report as of June 30, 2020	13

XepiTM

The drug product XepiTM, in-licensed by Biofrontera, is protected by two patent families in the USA as well as other countries. As far as the USA is concerned, patent protection exists for the composition of XepiTM until January 29, 2032 and for the treatment of impetigo, for which it is approved, until December 15, 2029 (for more information see section “Products”).

Employees

As of June 30, 2020, 154 employees (December 31, 2019: 174) were employed by the Biofrontera Group, distributed as follows:

Company	Employees as of June 30, 2020	Employees as of December 31, 2019
Biofrontera AG	29	30
Biofrontera Bioscience GmbH	24	19
Biofrontera Pharma GmbH*	45	52
Biofrontera Inc.	56	73

* includes the subsidiaries in Spain and the UK

Biofrontera Development GmbH and Biofrontera Neuroscience GmbH do not employ any staff.

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Management report for the first six months of the 2020 financial year for the Biofrontera Group

Business performance

During the first six months of 2020, the business performance of Biofrontera AG was mixed. At the beginning of the year, we were initially able to record a solid sales performance. In addition, we successfully reorganized the global sales structure, from which we expected a further acceleration of sales growth in the short term. Since mid-March we have had to accept declining sales figures, particularly in the USA, due to the dynamic development of the COVID-19 pandemic. We were therefore forced to implement company-wide cost reduction measures.

The Biofrontera Group generated total revenues of EUR 16.1 million in the period between January 1 and June 30, 2020, an increase of 16% compared to EUR 13.9 million revenues in the same period of the previous year. Total revenues include a one-time payment of EUR 6.0 million, which the company received from Maruho Co., Ltd. under the licensing agreement signed on April 20, 2020. Revenues from product sales amounted to EUR 9.7 million, a decline of 30% compared to the first half of 2019, with revenues in the second quarter being strongly influenced by the effects of the global coronavirus crisis. However, a recovery in sales is expected in the second half of the year, together with a further decline in COVID-19 infection numbers.

Commercialization of Ameluz® in the USA

Sales in the USA amounted to EUR 6.3 million in the first half of the year, compared to EUR 10.2 million in the same period of 2019, representing a 38% decline in sales compared to the same period of the previous year. Revenues include EUR 0.2 million from product sales from Xepi™ (previous year: EUR 0.3 million).

Since mid-March 2020, Biofrontera has been directly affected by the global coronavirus crisis. Starting in mid-March, rising infection rates and the official recommendation of the American Academy of Dermatology to treat patients by remote diagnosis and treatment, if possible, led to a significant decrease in patient numbers and extensive, albeit temporary, practice closures. As a result, our sales slumped sharply, particularly in the USA. Biofrontera Inc, the wholly-owned subsidiary in the USA, has responded by introducing significant cost-cutting measures, including a reduction of 17 employees. At the same time, a furlough program was introduced in which all employees were obliged to take temporary unpaid leave. After sales of our products had initially dropped to almost zero in April, we were already able to observe a slow recovery of our US business in May and June. In many parts of the US, medical practices have reopened at least in part and patients are increasingly willing to undergo treatment for actinic keratoses. However, due to the continuing dynamics of the coronavirus crisis in the U.S. and the delays of the pandemic in many states, the situation remains difficult to assess.

Commercialization of Ameluz® in Europe

Product-related revenues in Germany increased by around 10% to EUR 2.4 million in the first six months of 2020 compared to EUR 2.2 million in the first six months of 2019, while product sales of EUR 1.0 million were generated in the rest of Europe, compared to EUR 1.4 million in the same period of last year.

In Germany, the sales and marketing team was able to successfully leverage an approval extension granted in March to include the treatment of actinic keratoses on the body and extremities, as well as current study results, in order to bring the benefits of Ameluz® to the attention of dermatologists even during the crisis, albeit only in written or electronic form. It was precisely during this period that the advantages of daylight PDT, which allowed the patient to be treated without direct contact with a doctor, became particularly clear, given the consistently good weather. In Spain, we recorded a very positive sales trend before the outbreak of the pandemic, followed by an almost complete standstill due to the very strict lockdown regulations there. However, we are confident that we will soon be able to build on the sales successes achieved to date and record a rapid recovery in sales.

Biofrontera AG Half-year financial report as of June 30, 2020	15

Sales with distribution partners in other European countries now only make a small contribution to total sales.

Effects of the COVID-19 pandemic

As already described, the coronavirus crisis has led to a decreasing number of treatments and thus to a sharp drop in sales in our most important market, the USA. On March 20, 2020, the Company announced that it would take comprehensive cost reduction and control measures during the COVID-19 pandemic.

Consequently, Biofrontera had introduced short-time work for all employees in Germany until the end of July 2020. Similar measures were implemented for the subsidiaries in Spain and the UK. Biofrontera Inc, the wholly owned subsidiary in the USA, also introduced significant cost reduction measures. There, as already described above, the number of employees was significantly reduced and a furlough program was implemented, under which all employees were obliged to take temporary unpaid leave. In addition, the members of the Management Board of Biofrontera AG and the management of Biofrontera Inc. voluntarily agreed to waive a substantial portion of their salaries.

While these cost reduction measures were in effect, the Company was able to ensure full compliance with all regulatory requirements in both financial and medical terms, and to meet all disclosure obligations at all times.

The continued uncertain business outlook due to the COVID-19 crisis has impacted the valuation of certain of the Company’s assets and liabilities. Reduced sales of XepiTM have led to a different assessment of the medium-term business and profit outlook for XepiTM and thus, in the first quarter of 2020, to a re-evaluation of both the balance sheet value of the XepiTM license and the purchase price liability to Maruho.

Reorganisation of the sales structure and the USA business

In January, following the reorganisation of the US subsidiary Biofrontera Inc., we also restructured the sales and marketing structure in Europe. In the course of this restructuring, Christoph Dünwald resigned from his position as Chief Commercial Officer (CCO) in order to devote himself to new tasks. Biofrontera’s worldwide sales organization now stands on two pillars: sales and marketing in the USA, Biofrontera’s largest market, and the joint management of all sales organizations in Europe.

Regulatory and clinical progress

Based on a positive assessment by the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMA) on February 3, 2020, the European Commission granted the formal label extension for Ameluz® on March 10, 2020, which now also covers the treatment of mild and moderate actinic keratoses (AK) on the extremities and trunk/neck with photodynamic therapy (PDT).

In addition, the results of the follow-up phase of the clinical comparative study on daylight PDT with Ameluz® and Metvix® were included in the product information (SmPC). Ameluz® showed significantly lower recurrence rates after 12 months at 19.5% compared to Metvix® at 31.2%.

Furthermore, during the first quarter, the first treatments in the US pharmacokinetics study evaluating the safety of PDT with three tubes of Ameluz® were performed. This study is a prerequisite for the treatment of larger body areas with multiple tubes of Ameluz® as well as for the alignment of reimbursement modalities with the competitor product. After the study had to be interrupted, patient screening has already been resumed after the first relaxation of the COVID-19 restrictions in the USA.

At the same time, we are working diligently to complete the development and the application for approval of the new lamp BF-RhodoLED® XL, which enables the application of Ameluz® on larger areas. We intend to submit this application together with the results of the pharmacokinetics study to the FDA in the second half of the year despite the corona crisis. And we are also continuing patient recruitment for the Phase III study of Ameluz® for the treatment of basal cell carcinoma (BCC) in the United States. Despite the difficult conditions, Biofrontera is working intensively to continue the various clinical studies and to meet the communicated timelines as far as possible.

Biofrontera AG Half-year financial report as of June 30, 2020	16

Subscription offers for mandatory convertible bonds

On February 26, 2020, the Management Board, with the approval of the Supervisory Board, resolved to issue up to 1,600,000 units of the 0.5% qualified subordinated mandatory convertible bond 2020/2024 and up to 1,600,000 units of the 1.00% qualified subordinated mandatory convertible bond 2020/2026.

On March 23, due to the further significant changes in the general conditions since March 12, 2020 as a result of the coronavirus crisis, the Management Board resolved to withdraw from offering the 2020/2024 and 2020/2026 bonds at the conditions previously set out in the bond terms and conditions. Both subscription offers for the bonds 2020/2024 and the bonds 2020/2026 were therefore withdrawn and not executed.

Expansion of the commercialization of Ameluz®

On March 13, 2020, the company announced that it had signed a non-binding term sheet for an exclusive license agreement with medac GmbH Sp. z o.o., the Polish subsidiary of medac Gesellschaft für klinische Spezialpräparate mbH, for the commercialization of Ameluz® and BF-RhodoLED® in Poland. The term sheet contains terms and conditions regarding the amount of the one-time license fee of about EUR 200,000, the expected term of 5 years, the transfer price for Ameluz® and BF-RhodoLED®, as well as the local regulatory responsibilities in Poland.

On April 20, 2020, Biofrontera concluded an exclusive licensing agreement with Maruho Co, Ltd, Osaka, Japan (Maruho) for the development and commercialization of Ameluz® for all indications in East Asia and Oceania. The agreement has a term of 15 years from the start of sales in the countries covered by the agreement. This partnership gives us the opportunity to generate long-term revenues at low cost and low business risk in markets that we are unlikely to be able to serve with our own resources. We will continue to focus on the USA and Europe, which are already well established and key markets for us. As part of the licensing agreement, Maruho has made a one-time payment of EUR 6.0 million to Biofrontera AG. In addition, further future payments are dependent on the achievement of certain regulatory and sales milestones as well as royalties on sales.

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Biofrontera Group financial position and performance

Results of operations

in EUR thousands	6M 2020	6M 2019
Sales revenue	16,116	13,904
Gross profit on sales	14,625	11,421
Research and development costs	(2,389)	(2,322)
General administrative costs	(4,412)	(7,768)
Sales and marketing costs	(12,151)	(14,195)
Loss from operations	(4,327)	(12,864)
Interest expenses and income	(715)	(1,345)
Other expenses	(301)	(188)
Other income	110	23,424
Loss before income tax	(5,233)	9,027
Income tax	(338)	(26)
Loss after income tax	(5,571)	9,001

Sales revenue

The Biofrontera Group generated revenues of EUR 16,116 thousand in the first six months of 2020, an increase of 16% compared to the same period last year (prior year period: EUR 13,904 thousand). Product sales generated revenues of EUR 9,676 thousand, a decrease of 30% compared to the first half of 2019.

The largest impact of the COVID-19 pandemic was felt in the USA, where revenues decreased by 38% to EUR 6,347 thousand (prior year period: EUR 10,231 thousand). This includes EUR 157 thousand (prior year period: EUR 282 thousand) in sales from the new product XepiTM.

By contrast, sales in Germany increased by EUR 210 thousand or 10% to EUR 2,364 thousand (prior year period: EUR 2,154 thousand). Sales in other European countries decreased by 29% to EUR 965 thousand (prior year period: EUR 1,357 thousand). Sales from other regions amounted to EUR 6,441 thousand (prior year period: EUR 162 thousand) and include revenues from a downpayment in the amount of EUR 6,000 thousand.

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Gross profit on sales

Gross profit increased by EUR 3,204 thousand in the first six months of 2020 to EUR 14,625 thousand compared to EUR 11,421 thousand in the previous year period. The gross margin increased to 91% compared to 82% in the same period of the prior year, which is mainly due to revenues from downpayments, which are not directly attributable to cost of sales.

Research and development costs

During the first six months of 2020, research and development costs amounted to EUR 2,389 thousand, slightly above the level of the previous year (EUR 2,322 thousand). This includes costs for clinical studies, but also expenses for regulatory affairs, i.e. for granting, maintaining and expanding our labels.

General administrative costs

General and administrative expenses amounted to EUR 4,412 thousand in the first half of 2020 (prior year: EUR 7,768 thousand), a significant decrease of EUR 3,356 thousand. This was mainly driven by the cost saving measures introduced due to the COVID-19 pandemic but also due to lower legal costs.

Sales and marketing costs

Sales and marketing expenses amounted to EUR 12,151 thousand in the first six months of 2020, a decrease of EUR 2,044 thousand compared to the previous year (EUR 14,195 thousand). The effects of the cost reduction measures are offset by the non-cash impairment of the XepiTM license in the amount of EUR 2,001 thousand. Sales and marketing expenses include the costs for our own sales force in Germany, Spain, Great Britain and the U.S. as well as marketing expenses.

Loss on operations

The result from operating activities improved by EUR 8,537 thousand to EUR -4,327 thousand (previous year: EUR -12,864 thousand), mainly due to the cost saving measures implemented in the reporting period and the effects from the first-time consolidation of Cutanea included in the previous year’s figure.

Interest expenses

The amount of net interest was EUR -715 thousand (prior year: EUR -1,345 thousand),and mainly includes interest expenses for the EIB loan made available in July 2017 and which was increased by a further tranche in February 2019. Interest income of EUR 516 thousand (prior year: interest expense of EUR 252 thousand) is reported from the re-evaluation of the performance component of the EIB loan. In addition, interest expenses include higher amounts from the compounding of non-current liabilities.

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Other expenses and income

Other expenses and income totaled EUR 191 thousand in the reporting period (previous year: EUR 23,235 thousand), whereby last year’s figure includes one-time effects of EUR 22,845 thousand from the acquisition of Cutanea Life Sciences Inc. This item also includes expenses and income from currency translation.

Income taxes

This item includes current income taxes of EUR 19 thousand (previous year: EUR 26 thousand) and deferred tax expenses of EUR 319 thousand (previous year: EUR 0 thousand) from the use of tax loss carryforwards for Biofrontera Pharma GmbH.

Net assets of the Biofrontera Group

in EUR thousands	June 30, 2020	December 31, 2019
Non-current assets	33,099	35,872
Current financial assets	13,514	17,227
Other current assets	5,350	5,264
Total assets	51,963	58,363
Equity	4,737	9,955
Non-current liabilities	39,261	36,830
Current financial liabilities	3,605	5,507
Other current liabilities	4,360	6,071
Total equity and liabilities	51,963	58,363

Non-current assets

Non-current assets totaling EUR 33,099 thousand include the recognized deferred tax assets on tax loss carryforwards for Biofrontera Pharma GmbH of EUR 7,475 thousand and the purchased XepiTM license in the amount of EUR 19,123 thousand. The value of the carrying amount was verified by an impairment test, which also includes the current market situation caused by the COVID-19 pandemic and the resulting delays in the market penetration of XepiTM. As a result, this led to a non-cash impairment in the amount of EUR 2,001 thousand.

Current financial assets

Current financial assets amounted to EUR 13,514 thousand as of June 30, 2020. They include cash and cash equivalents of EUR 10,550 thousand (Dec 31, 2019: EUR 11,119 thousand) and trade receivables in the amount of EUR 2,191 thousand (Dec 31, 2019: EUR 5,031 thousand).

Other current assets

Other current assets mainly include inventories in the amount of EUR 4,384 thousand (Dec 31, 2019: EUR 4,065 thousand).

Equity

In accordance with IFRS, the Group reports equity in the amount of EUR 4,737 thousand (Dec 31, 2019: EUR 9,955 thousand).

The Company’s fully paid-in share capital amounts to EUR 44,849,365 as at June 30, 2020.

As at June 30, 2020, based on the most recent mandatory shareholder disclosures, the shareholder structure is as follows:

Biofrontera AG Half-year financial report as of June 30, 2020	20

	June 30, 2020	December 31, 2019
Maruho Deutschland Co., Ltd., Osaka Japan All voting rights are attributed to Maruho Co., Ltd. through Maruho Deutschland GmbH, Düsseldorf, which is controlled by Maruho Co., Ltd.	13,399,965	13,047,754
Wilhelm Konrad Thomas Zours The voting rights are allocated to Mr. Zours through the chain of subsidiaries listed below according to voting rights disclosure: ● DELPHI Unternehmensberatung AG* ● Deutsche Balaton AG* ● Sparta AG* ● Deutsche Balaton Biotech AG* ● Prisma Equity AG* ● Heidelberger Beteiligungsholding* ● ABC Beteiligungen AG* ● VV Beteiligungen AG ● AEE Ahaus-Enscheder AG ● MARNA Beteiligungen AG ● Altech Advanced Materials AG ● Ming Le Sports AG ● Strawtec Group AG	13,400,957	13,300,694
Free float	18,048,443	18,500,917
Total	44,849,365	44,849,365

On January 28, 2020, DELPHI Unternehmensberatung Aktiengesellschaft, Deutsche Balaton Aktiengesellschaft, SPARTA AG, Deutsche Balaton Biotech AG, Prisma Equity AG, ABC Beteiligungen AG and Heidelberger Beteiligungsholding signed a voting pool agreement.

Non-current liabilities

Non-current liabilities include financial debt (EUR 22,305 thousand; Dec 31, 2019: EUR 22,110 thousand) as well as the other non-current financial liability resulting from the purchase price for Cutanea Life Sciences, Inc. (EUR 16,956 thousand; Dec 31, 2019: EUR 14,720 thousand). The increase in the purchase price liability recognized at fair value is mainly due to the availability of further start-up costs by Maruho in the amount of EUR 2,264 thousand.

Non-current financial liabilities include the EIB loan incl. performance component totaling EUR 17,224 thousand (Dec 31, 2019: EUR 17,146 thousand), the as yet unconverted portions of the convertible bond 2017-22 in the amount of EUR 1,989 thousand (Dec 31, 2019: EUR 1,977 thousand) and liabilities from leases in the amount of EUR 3,092 thousand (Dec 31, 2019: EUR 2,987 thousand) to be recognized in accordance with IFRS 16.

Current financial liabilities

Current financial liabilities mainly include trade payables of EUR 2,240 thousand (December 31, 2019: EUR 4,196 thousand) and liabilities from leases of EUR 1,116 thousand (December 31, 2019: EUR 1,038 thousand) to be recognized in accordance with IFRS 16.

Other current liabilities

Other current liabilities amounted to EUR 4,360 thousand (Dec 31, 2019: EUR 6,071 thousand) and primarily comprise provisions of EUR 2,888 thousand (Dec 31, 2019: EUR 3,506 thousand) and accrued liabilities of EUR 1,118 thousand (Dec 31, 2019: EUR 2,167 thousand).

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Financial position of the Biofrontera Group

The company’s capital management regularly reviews the equity ratio of the Group and the publicly listed company. The aim is to ensure that the equity ratio is adequate in line with the expectations of the capital market and the creditworthiness towards national and international business partners. The Group’s Management Board ensures that sufficient liquidity is available to all Group companies.

in EUR thousands	6M 2020	6M 2019
Cash flow from operating activities	(1,246)	(21,87	)3
Cash flow from investing activities	1,764	19,718
Cash flow from financing activities	(1,079)	4,278

Liquidity/Cash and cash equivalents	10,550	21,579
Non-current financial liabilities	22,305	22,528
Current financial debt	1,291	188
Net liquidity	(13,046)	(1,137)

Net cash flows from operating activities of EUR -1,246 thousand improved by EUR 20,627 thousand compared to the first six months of 2019, mainly due to the effects of the restructuring of Cutanea in the previous year.

Net cash flows from investing activities amounted to EUR 1,764 thousand (previous year: EUR 19,718 thousand) and mainly contain the further cash inflow from start-up costs in connection with the Cuteanea acquisition.

The decrease of net cash flows from financing activities from EUR 4,278 thousand in the prior year to EUR -1,079 thousand is mainly due to the payment of another tranche of the EIB loan in the first half of 2019.

The financial liabilities from the convertible bond 2017/2022 and the EIB loan mature differently until 2024 at the latest. The convertible bond 2017/2022 (EUR 1,977 thousand) and the first EIB tranche (EUR 11,845 thousand) mature in 2022. The second EIB tranche (EUR 5,301 thousand) is due in 2024 and the annual purchase price payments for the Cutanea acquisition are expected from 2022 to 2030 depending on future profits from the sale of XepiTM.

The EIB loan is unsecured and guaranteed by our major subsidiaries. The loan has three different interest components. A variable interest component, which provides for quarterly interest payments on the outstanding amounts based on the 3-month EURIBOR rate plus a risk premium, a fixed component of 6% p.a., which is due at the end of the term, and a so-called performance component, which is also due at the end of the term and whose amount depends on the market capitalization of Biofrontera AG, but is limited to an interest rate of 4% p.a.

Cash and cash equivalents

Cash and cash equivalents amounted to EUR 10,550 thousand at June 30, 2020 (Dec 31, 2019: EUR 11,119 thousand). The above amount does not include any income from the capital measure executed only after the balance sheet date.

On July 27, 2020, the Management Board, with the approval of the Supervisory Board, authorized the issuance of of up to 2,638,150 units of a 1.0% qualified subordinated mandatory convertible bond 2020/2021 with a nominal value of EUR 3.00 each and a total nominal value of up to EUR 7,914,450. On August 18, 2020, the Company announced that the mandatory convertible bond 2020/2021 was fully placed. The gross proceeds from the issuance amount to EUR 7,914 thousand.

Biofrontera AG Half-year financial report as of June 30, 2020	22

Outlook and forecast of key financial indicators

Business environment and forecast

Due to the ongoing dynamic development of the coronavirus pandemic, the Company’s ability to forecast the future continues to be severely limited.

Following the special report on the corona pandemic published by the German Council of Economic Experts in March 2020, the Council issued an economic forecast for Germany in June for 2020 and 2021. According to this, the economic development is described as a pronounced V-scenario, in which the German Council of Economic Experts expects a decline in real gross domestic product (GDP) of 6.5% in 2020 and positive growth of 4.9% in 2021. Thus, the gross domestic product would not return to its pre-pandemic level until 2022.

Between April and June 2020, the US economy shrank at an annual rate of 32.9% (not annualized, GDP declined by 9.5% between April and June), as the Bureau of Economic Analysis announced on July 30, 2020. US economists are forecasting a strong upswing for the currently ongoing third quarter of the year. The Federal Reserve Bank of New York, for example, expects an annualized increase of 13.3% between July and September 2020 and extended its various credit programs until the end of the year to support economic and market activity. The basic scenario (with a second coronovirus wave) of the OECD assumes an annual growth of the US gross domestic product of -8.5% in 2020 and +1.9% in 2021.

The economic outlooks described above are also incorporated into the Management Board’s assumptions concerning the Company’s operations for the next 12 months. This outlook is based on the assumption that the gradual easing of measures to contain the coronavirus pandemic, especially in the U.S., will lead to a significant increase in revenues at the end of Q3 and then especially in Q4 2020 and Q1 2021. These assumptions concerning the US business are also supported by the traditional seasonality of sales, which, despite a short-term recovery, affects US sales in the summer. Overall, the Company expects revenues of EUR 34 to 38 million in 2020 (including the license payment of EUR 6 million received from Maruho Co., Ltd. in April 2020), assuming a corresponding recovery of the business development. The Company expects that cash costs will increase again in Q3 and Q4 2020, but not quite to the level of Q1 2020. In order to achieve the revenue targets, it is essential to reinvest in sales and marketing, particularly in the US. In a press release dated June 30, 2020, the Company confirmed the statement already made in the 2019 annual financial statements that, from today’s perspective, further financing in the amount of EUR 5 million is required to maintain business operations until the end of April 2021. Due to the capital increase in August 2020 with gross proceeds of EUR 7.9 million, the Company has sufficient funds under the above mentioned planning assumptions to continue operations for at least 12 months after the reporting date of these interim financial statements.

The Biofrontera Group plans to cover the financing requirements for further growth in the long term through an additional capital measure already approved by the Annual General Meeting. This capital measure is intended to raise funds that will enable the Group to strategically develop its products and expand its market positioning. This capital measure is currently blocked by an action for rescission and nullity initiated by a shareholder. The Company will seek a fast track release in an accelerated release procedure before the Higher Regional Court of Cologne, in order to enable the implementation of the resolution passed by the majority of shareholders at the Annual General Meeting and thus allow the long-term financing for Biofrontera.

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Risk and opportunity report

A detailed description of the risks and opportunities existing in the Group is provided in the Risk and Opportunity Report of the Group Management Report as of December 31, 2019. As of June 30, 2020, there have been no further significant changes compared to the risks and opportunities described there, with the exception of the risks and legal proceedings described below.

Risks and opportunities relating to future business development and growth

External influences and global risks

The increasing integration of the global economy through globalization and digitalization can exert a negative impact on the achievement of Biofrontera’s goals in the context of macroeconomic developments. In addition, political developments in our markets can influence the structures relevant for Biofrontera in the respective healthcare sector.

In addition to effects on individual markets, global crises may arise that could significantly affect Biofrontera.

Since the beginning of 2020, for instance, the novel coronavirus (COVID-19) has become a global pandemic. As a result of the measures implemented by governments around the world, Biofrontera’s business operations is directly affected. In particular, there is a risk that a temporary, significant reduction in global demand for Biofrontera’s products will continue. The maintenance of business processes may continue to be hampered by reduced revenues, by the implementation of (regional) governmental measures that do not allow full business operations, or by employees of the Biofrontera Group or relevant suppliers suffering from an infection with COVID-19.

The direct and indirect effects of the pandemic can have a negative impact on the company’s liquidity position as the pandemic develops. In addition, the success of required capital measures by the company could be jeopardized.

To this end, the company has taken immediate steps to mitigate these risks and to safeguard business processes by implementing comprehensive cost reductions, emergency plans to maintain central processes and activities to protect employees.

With regard to the risks that may threaten the going concern status, we refer to the disclosures in the Risk and Opportunity Report, section Liquidity, profitability, capital market access and risks to the going concern status.

Liquidity, profitability, capital markets access and risks to the going concern status

Liquidity risks may arise from the company’s current loss-making situation and uncertainties regarding future business trends or may consist in not being able to exploit market potential in accordance with Biofrontera’s business strategy due to insufficient liquidity.

Biofrontera balances this risk with a long-term capital market strategy. In addition, potential risks are regularly identified and assessed as part of our short-, medium- and long-term group-wide liquidity planning in order to be able to take any necessary measures in good time to achieve our targets.

The Biofrontera Group may not be able to meet existing or future payment obligations due to insufficient availability of cash. So far, the Group has been able to meet its payment obligations at all times. By injecting equity or debt capital, Biofrontera has so far always succeeded in providing the necessary funds for business operations. Through the medium-term financing of a total of EUR 15 million from the loan from the European Investment Bank, the downpayment of EUR 6 million from Maruho as part of the licensing agreement concluded in April 2020, as well as the capital measure carried out in August 2020 with gross proceeds of EUR 7.9 million, the Company currently has sufficient available funds under the above planning assumptions to continue operations for at least 12 months from the reporting date of these six-month financial statements.

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An action for rescission and nullity was filed by one shareholder against an ordinary capital increase of up to 20% of the Company’s share capital, which was resolved by the AGM in May 2020. This capital increase can therefore not be implemented in the short term. The Company will seek a fast track release in an accelerated release procedure before the Higher Regional Court of Cologne (see also section “Litigation”).

The Company’s growth strategy is supported and backed by the large majority of shareholders. Unfortunately, a group of minority shareholders has succeeded for several years now in effectively depriving the Annual General Meeting, and thus the majority of shareholders, of their power by challenging relevant resolutions of all ordinary Annual General Meetings since 2016 with lawsuits and blocking them due to the long judicial decision paths. As a result, the company is severely restricted in its development at the expense of the majority of shareholders.

If the improvement of the COVID-19 pandemic - particularly in the U.S. - and the associated sales recovery fail to materialize or are even less pronounced, the financing requirements would increase and would have to be implemented sooner, even taking into account the expected lower cost burden. However, if coverage of this further financing requirement is not possible in a timely manner, this would result in a threat to the going concern status of the Biofrontera Group.

Long-term, structural growth drivers - including the improvement of the reimbursement situation in the USA, the expansion of the indications for Ameluz® and in Europe the increasing acceptance of daylight PDT - remain intact.

Litigation

In March 2018, DUSA Pharmaceuticals, Inc. (DUSA) brought a lawsuit against Biofrontera AG and its subsidiaries before the District Court of Massachusetts due to alleged infringement of its patents No. 9,723,991 and No. 8,216,289 by sales of BF-RhodoLED® in the U.S. In July 2018, DUSA amended its complaint to add claims of trade secret misappropriation, tortious interference with contractual relations, and deceptive and unfair trade practices. For these claims, DUSA has asserted damages for profits allegedly lost by DUSA or alleged unjust enrichment for profits gained by Biofrontera from sales of the BF-RhodoLED® and Ameluz® in the United States. A preliminary injunction requested by DUSA to stop Biofrontera’s business operations was not granted by the court at an early stage of the trial.

Submission of expert reports and related discovery regarding these claims finished in early December 2019. The parties have filed motions for summary judgment and motions to exclude certain expert testimony, with briefing closing on February 18, 2020. Through these expert reports and motions, our responses to the patent claims include that we do not infringe the DUSA patents and that the patents are invalid. With regard to the non-patent claims, our responses include that the information does not constitute trade secrets and that Biofrontera’s actions do not constitute any violation of trade practices. With regard to DUSA’s claims for damages, our responses include that DUSA has not proven it is entitled to lost profits or unjust enrichment.

We believe the court likely will next set a hearing date and issue a decision on the motions, and will then set a schedule for the case to proceed to trial if necessary. Although as of the date of this annual report, no dates have been assigned, we expect the case to proceed through 2020 or 2021. We believe that these claims lack merit and intend to defend against them vigorously; however, we cannot guarantee that we will be successful. As mentioned above, the court largely denied a motion by DUSA for a preliminary injunction, but did order Biofrontera not to use any documents, or documents derived from documents, that originated at DUSA.

The defense of Biofrontera’s legal interests may incur considerable costs, since, in addition to internal resources, lawyers in the USA have been mandated to defend the case. The costs arising from this for Biofrontera would not be reimbursed by the plaintiff due to the customs of the US legal system, even in the event of a positive outcome of the proceedings in for Biofrontera.

In 2018, Biofrontera Inc. sued DUSA in California state court alleging that DUSA engaged in unfair competition by providing excessive product samples to physicians and by using its distributor to inflate product prices. After filing suit, DUSA stopped using Foundation Care as its distributor to dispense its drug products, which was in substantial part Biofrontera Inc.’s goal in filing this lawsuit. Doctors are no longer preferred in reimbursement by prescribing DUSA’s product. The court also ruled early in the case that Biofrontera Inc. adequately alleged claims against DUSA based on DUSA engaging in tortious interference by making statements to third parties regarding the off-label use of its products, and allowed those claims to proceed to discovery. Given the unprecedented and unforeseen economic circumstances caused by the spread of COVID-19, Biofrontera has reevaluated its litigation strategy. Because Biofrontera was successful in stopping DUSA from using Foundation Care, it decided at this time to stop prosecuting the case against DUSA in California state court and dismissed those claims.

Biofrontera AG Half-year financial report as of June 30, 2020	25

On June 11, 2018, Biofrontera filed a complaint in the United States District Court for the Southern District of New York against Deutsche Balaton AG, Wilhelm Konrad Thomas Zours, Delphi Unternehmensberatung AG, VV Beteiligungen AG, ABC Beteiligungen AG, Deutsche Balaton Biotech AG, and Axxion S.A., alleging violations of U.S. federal securities law and state common law in connection with actions taken by the defendants during a tender offer for Biofrontera’s shares that were designed to defame Biofrontera and negatively impact its share price. On October 1, 2018, Axxion was voluntarily dismissed from the litigation. On December 6, 2018, the remaining defendants filed a motion to dismiss. The motion to dismiss was fully briefed on February 11, 2019. On July 8, 2019, prior to the court issuing a decision on the motion to dismiss, Biofrontera amended its complaint to include additional allegations regarding the defendants’ tender offer that was the subject of the original complaint and allegations regarding a subsequent tender offer made by certain of the defendants in 2019, including that defendants have committed continuing and new violations of U.S. federal securities law. On August 19, 2019, defendants moved to dismiss the amended complaint. The motion was fully briefed on November 8, 2019. On March 27, 2020, the court issued a ruling granting in part and denying in part defendants’ motion to dismiss, permitting certain of Biofrontera’s U.S. federal securities law claims to move forward. The court also ordered that the parties conduct jurisdictional discovery in connection with all of the remaining claims and submit supplemental briefing on Biofrontera’s common law claims. On June 10, 2020, at the parties’ request, the court entered an order staying the litigation until November 10, 2020, to allow the parties to conduct a mediation of the dispute. Deutsche Balaton AG, Wilhelm Konrad Thomas Zours and Delphi Unternehmensberatung AG are among our shareholders.

In June 2017, the company was served with a claim for rescission and nullification by the shareholder Deutsche Balaton AG, in which it sued for nullification of certain resolutions of the Annual General Meeting held on May 24, 2017. The lawsuit was dismissed by Cologne Regional Court in December 2017. On appeal by Deutsche Balaton AG, the Cologne Higher Regional Court granted the action in November 2018. The Cologne Higher Regional Court did not allow a review of the judgment by the Federal Supreme Court in its ruling. Since the company considers the judgment of the Cologne Higher Regional Court to be incorrect, it filed an appeal against the decision with the Federal Supreme Court, which was granted in May 2020. The Federal Supreme Court has set September 22, 2020 as the date of publication. With regard to agenda item 6 (creation of authorized capital), an application for release was filed with the Cologne Higher Regional Court in 2020. The Higher Regional Court of Cologne dismissed the application for release on July 9, 2020.

Deutsche Balaton AG has further brought a claim for rescission and nullity against the negative resolutions of the Annual General Meeting of July 11, 2018 regarding the proposed resolutions under agenda item 8 (conducting a special audit on the circumstances of the cooperation with the (indirect) major shareholder Maruho Co. Ltd. and its affiliated companies), agenda item 9 (decision on the assertion of claims for damages against the members of the Management Board Prof. Dr. Lübbert and Schaffer as well as against Maruho Deutschland GmbH and Maruho Co. Ltd. pursuant to Section 147 (1) AktG as well as the appointment of a Special Representative for the assertion of these claims pursuant to Section 147 (2) AktG), Agenda Item 10 (conducting of a special audit on the circumstances of the capital increase at the beginning of 2018 and the associated US listing) and Agenda Item 11 (Decision on the assertion of compensation claims against the Management Board members Prof. Dr. Lübbert and Schaffer, against the Supervisory Board member Dr. John Borer as well as against Maruho Deutschland GmbH and Maruho Co., Ltd pursuant to Section 147 (1) AktG and the appointment of a Special Representative for the assertion of these claims pursuant to Section 147 (2) AktG due to the circumstances of the capital increase in February 2018 (including the US listing and the US share placement). With regard to the above-mentioned agenda items 8 to 11, Deutsche Balaton AG also filed a positive claim for a resolution to declare that it is to be recognized that the Annual General Meeting adopted the resolutions in accordance with the resolution proposals published for this purpose. Furthermore, under agenda item 4 (Elections to the Supervisory Board), a positive action for resolution was filed with the motion to declare that Mr. Mark Sippel had been elected to the Supervisory Board as successor to Mr. Mark Reeth with effect from the end of the Annual General Meeting on July 11, 2018. An action for rescission and nullity was filed against the resolution to reject the election of Mr. Sippel adopted at the Annual General Meeting. Deutsche Balaton AG withdrew the claims with regard to the latter two matters in dispute.

Biofrontera AG Half-year financial report as of June 30, 2020	26

DELPHI Unternehmensberatung AG, Heidelberg, filed an action for rescission and annulment against resolutions of the Annual General Meeting of Biofrontera AG on July 10, 2019. The complaint is filed against the election of Prof. Dr. Franca Ruhwedel to the supervisory board and against the resolution of the Annual General Meeting not to elect Wilhelm K.T. Zours to the supervisory board (agenda item 4). In addition, a positive action for a resolution was filed, according to which the court is to declare that Mr. Wilhelm K.T. Zours was elected to the supervisory board. The action is also directed against the rejecting resolutions of the annual general meeting under the Agenda item 7 (Resolution to conduct a special audit regarding the circumstances of the acquisition of Cutanea Life Sciences, lnc. from Maruho), 8 (Resolution to conduct a special audit regarding the circumstances of the cooperation agreement dated March 19, 2019 with the (indirect) major shareholder Maruho Co. Ltd. regarding branded generics and regarding the extension of indications and distribution of Ameluz®), 9 (Resolution on the assertion of claims for damages against the Management Board members Prof. Dr. Lübbert and Schaffer and the appointment of a Special Representative to assert these claims in accordance with section 147 (2) AktG), 10 (Dismissal of the supervisory board member Dr. Ulrich Granzer, election of a new supervisory board member and election of a substitute member for the newly elected supervisory board member), 11 (Dismissal of the supervisory board member Dr. John Borer, election of a new supervisory board member and election of a substitute member for the newly elected supervisory board member) 12 (Amendment of Article 13 of the Articles of Association (resignation from the supervisory board / dismissal from office)), 13 (Resolution on the assertion of claims for damages against the Management Board members Prof. Dr. Lübbert and Schaffer and against Maruho Deutschland GmbH and Maruho Co. Ltd. in accordance with section 147 (1) of the AktG and the appointment of a Special Representative for the assertion of these claims in accordance with section 147 (2) of the AktG) and 14 (Cancellation of the resolution passed under agenda item 6 of the Annual General Meeting held on 24 May 2017 (creation of authorized capital in the amount of EUR 4,000,000 with the option to exclude shareholders’ subscription rights), creation of new authorized capital 2019 and amendment of the Articles of Association). With regard to agenda items 7 to 14, the complaint was also filed for a positive decision by the court, according to which it should be stated that the Annual General Meeting adopted the resolutions in accordance with the resolution proposals of Deutsche Balaton AG, partly in the form of countermotions to these proposals submitted at the Annual Shareholders’ Meeting. The lawsuit is currently pending at Cologne Regional Court under file number 82 O 75/19.

An action for rescission and nullification was brought by ABC Beteiligungen AG, Heidelberg, against resolutions of the Annual General Meeting of Biofrontera AG on May 28, 2020. The action for rescission and nullification is directed against the resolutions under agenda items 6 (resolution on the increase of share capital against cash contributions with the granting of an indirect subscription right), 9 (removal of a Supervisory Board member and election of a new Supervisory Board member), 11 (Resolution on the performance of a special audit on the circumstances of the lawsuit filed in the USA by the Company against Deutsche Balaton AG and other defendants), 12 (Resolution on the performance of a special audit on the circumstances of the withdrawal of the subscription offer for mandatory convertible bonds) and 13 (Resolution on the authorization to issue mandatory convertible bonds and the creation of conditional capital with a corresponding amendment to the Articles of Association). With regard to agenda items 9, 11, 12 and 13, a positive action for the adoption of a resolution was also filed, according to which it should be recognized that the Annual General Meeting adopted the resolutions in accordance with the resolution proposals published in this regard in the supplementary request of Deutsche Balaton AG. The lawsuit is pending before the Cologne Regional Court under file number 82 O 53/20.

Biofrontera AG has applied for and received various injunctions against Automattic Inc, San Francisco, USA, at the Hamburg Regional Court. Automattic Inc. is the operator of the portal WordPress.com, on which a (so far) unknown person publishes a blog with false and defamatory allegations about Biofrontera AG and its management. Automattic Inc. has appealed some of the injunctions obtained. The Hamburg Regional Court will now decide on these objections Automattic Inc. in oral hearings.

A shareholder has claimed against Biofrontera AG that on the occasion of the capital increase conducted in April 2016, fewer shares were allocated to him than in his opinion should have been allocated. The shareholder is claiming alleged damages of EUR 48,500. The claim has so far only been asserted out of court. A claim to the competent court has not yet been filed. Biofrontera AG considers the demand to be without merit.

Biofrontera AG Half-year financial report as of June 30, 2020	27

Condensed interim consolidated financial statements as of June 30, 2020

Consolidated balance sheet as of June 30, 2020

Assets

in EUR thousands	June 30, 2020	December 31, 2019
Non-current assets
Tangible assets	5,559	5,230
Intangible assets	20,065	22,848
Deferred taxes	7,475	7,794
Total non-current assets	33,099	35,872

Current assets
Current financial assets
Trade receivables	2,191	5,031
Other financial assets	773	1,077
Cash and cash equivalents	10,550	11,119
Total current financial assets	13,514	17,227

Other current assets
Inventories	4,384	4,065
Income tax reimbursement claims	5	4
Other assets	961	1,195
Total other current assets	5,350	5,264

Total current assets	18,864	22,491
Total assets	51,963	58,363

Biofrontera AG Half-year financial report as of June 30, 2020	28

Equity and liabilities

in EUR thousands	June 30, 2020	December 31, 2019
Equity
Subscribed capital	44,849	44,849
Capital reserve	118,291	118,103
Capital reserve from foreign currency conversion adjustments	(123)	(288)
Loss carried forward	(152,709)	(145,351)
Loss for the period	(5,571)	(7,358)
Total equity	4,737	9,955

Non-current liabilities
Financial debt	22,305	22,110
Other provisions	16,956	14,720
Total non-current liabilities	39,261	36,830

Current liabilities
Current financial liabilities
Trade payables	2,240	4,196
Current financial debt	1,291	1,212
Other financial liabilities	74	99
Total current financial liabilities	3,605	5,507

Other current liabilities
Income tax	26	11
Other provisions	2,862	3,495
Other current liabilities	1,472	2,565
Total other current liabilities	4,360	6,071

Total current liabilities	7,965	11,578
Total equity and liabilities	51,963	58,363

Biofrontera AG Half-year financial report as of June 30, 2020	29

Consolidated statement of comprehensive income for the first six months of the fiscal years 2020 and 2019

in EUR thousands	6M 2020	6M 2019
Sales revenue	16,116	13,904
Cost of sales	(1,491)	(2,483)
Gross profit from sales	14,625	11,421

Operating expenses
Research and development costs	(2,389)	(2,322)
General administrative costs	(4,412)	(7,768)
Sales costs	(12,151)	(14,195)

Loss from operations	(4,327)	(12,864)

Interest expenses	(439)	(1,057)
Effective interest expenses	(807)	(497)
Interest income	531	209
Other expenses	(301)	(188)
Other income	110	6,101
Other income from the PPA (Badwill)	-	17,323

Loss before income tax	(5,233)	9,027
Income tax	(338)	(26)
Loss for the period	(5,571)	9,001

Expenses and income not included in profit/loss
Items which may in future be regrouped into the profit and loss statement under certain conditions.
Translation differences resulting from the conversion of foreign business operations	165	(444)
Other income total	165	(444)

Total loss for the period	(5,406)	8,557

Basic earnings per share in EUR	(0.12)	0.20
Diluted earnings per share in EUR	(0.12)	0.20

Both the result after income taxes and the total result are fully attributable to the shareholders of Biofrontera AG.

Biofrontera AG Half-year financial report as of June 30, 2020	30

Consolidated statement of changes in equity for the first six months of the fiscal year 2020 and fiscal year 2019

	Number of	Subscribed capital	Capital reserve	Capital from foreign currency conversion adjustments (OCI)	Accumulated loss	Total
	ordinary shares	EUR thousands	EUR thousands	EUR thousands	EUR thousands	EUR thousands
Balance as of Januuary 1, 2019	44,632,674	44,632	117,109	(2)	(145,383)	16,356
Loss for the period	-	-	-	-	9,001	9,001
Foreign currency conversion	-	-	-	(444)	-	(444)
Consolidated result	-	-	-	(444)	9,001	8,557
First-time application of IFRS 16	-	-	-	-	33	33
Conversion of stock options from the stock option program	5,500	6	11	-	-	17
Increase in capital reserve from the stock option program	-	-	166	-	-	166
Balance as of June 30, 2019	44,638,174	44,638	117,286	(446)	(136,349)	25,129
Loss for the period	-	-	-	-	(16,360)	(16,360)
Foreign currency conversion	-	-	-	158	-	158
Consolidated result	-	-	-	158	(16,360)	(16,202)
Conversion from convertible bond 2017/2022	118,841	119	429	-	-	548
Conversion of stock options from the stock option program	92,350	92	196	-	-	288
Costs of equity procurement	-	-	(2)	-	-	(2)
Increase in capital reserve from the stock option program	-	-	194	-	-	194
Balance as of December 31, 2019	44,849,365	44,849	118,103	(288)	(152,709)	9,955

Balance as of January 1, 2020	44,849,365	44,849	118,103	(288)	(152,709)	9,955
Loss for the period	-	-	-	-	(5,571)	(5,571)
Foreign currency conversion	-	-	-	165	-	165
Consolidated result	-	-	-	165	(5,571)	(5,406)
Increase in capital reserve from the stock option program	-	-	188	-	-	188
Balance as of June 30, 2020	44,849,365	44,849	118,291	(123)	(158,280)	4,737

Biofrontera AG Half-year financial report as of June 30, 2020	31

Consolidated cash flow statements for the first six months of the fiscal years 2020 and 2019

in EUR thousands	6M 2020	6M 2019
Cash flows from operations
Loss before income tax	(5,233)	9,027
Adjustments to reconcile loss before income tax to cash flow into operations
Income tax	(19)	(26)
Financial result	731	1,377
Depreciation	3,822	1,121
Non-current provisions and liabilities	-	(503)
Losses from disposal of assets	(13)	-
Non-cash (income) and expenses	(117)	(18,028)
Changes in operating assets and liabilities
Trade receivables	2,840	979
Other assets and income tax assets	537	(3,036)
Inventories	(319)	(560)
Trade payables	(1,956)	195
Provisions	(416)	(159)
Other liabilities	(1,103)	(12,260)
Net cash flow used in operational activities	(1,246)	(21,873)

Cash flows from investment activities
Purchase of intangible and tangible assets	(527)	(513)
Business combinations (including cash and cash equivalents)	2,264	20,231
Proceeds from sale of intangible and tangible assets	27	-
Net cash flow from investment activities	1,764	19,718

Cash flows from financing activities
Proceeds from draw down of EIB loan	-	5,000
Proceeds from exercise of employee stock options	-	17
Leasing payments	(744)	(392)
Interest paid	(335)	(347)
Net cash flows from (used in) financing activities	(1,079)	4,278

Net increase/(decrease) in cash and cash equivalents	(561)	2,123
Changes from exchange rate differences	(8)	5
Cash and cash equivalents at the beginning of the period	11,119	19,451
Cash and cash equivalents at the end of the period	10,550	21,579

Biofrontera AG Half-year financial report as of June 30, 2020	32

Select explanatory notes to the interim consolidated financial statements as of June 30, 2020

Information about the company

Biofrontera AG (www.biofrontera.com), registered in the commercial register of Cologne District Court, Department B under No. 49717, together with its wholly owned subsidiaries Biofrontera Bioscience GmbH, Biofrontera Pharma GmbH, Biofrontera Development GmbH, Biofrontera Neuroscience GmbH, all with head office at Hemmelrather Weg 201, 51377 Leverkusen, Germany, as well as the Spanish branch operation Biofrontera Pharma GmbH sucursal en España based in Cornellá de Llobregat, and Biofrontera Inc., which is based in Woburn, Massachusetts, U.S., research, develop and market dermatological products.

Summary of significant accounting policies

Basis for preparation of the consolidated interim financial statements

In accordance with the provisions of section 115 of the Wertpapierhandelsgesetz (WpHG - German Securities Trading Act) in conjunction with section 117 of the WpHG, the half-year financial report as of June 30, 2020 comprises condensed interim consolidated financial statements, an interim Group management report and a responsibility statement by the legal representatives in accordance with the provisions of section 264 (2) sentence 3 and section 289 (1) sentence 5 of the German Commercial Code (HGB).

The interim consolidated financial statements are prepared on a going concern basis. If the improvement of the COVID-19 pandemic - particularly in the USA - and the associated sales recovery fail to materialize or are even less pronounced, the financing requirement would increase and would have to be implemented sooner, even taking into account the expected lower cost burden. However, if coverage of this further financing requirement is not possible in a timely manner, this would result in a threat to the going concern status of the Biofrontera Group. For further details regarding this significant uncertainty in connection with the going concern, we refer to the risk report of the interim group management report.

The condensed consolidated interim financial statements of Biofrontera AG as of June 30, 2020 were prepared in accordance with the International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB) and the interpretations of the International Financial Reporting Standards Interpretations Committee (IFRS IC) for “Interim Financial Reporting” according to IAS 34, as they are to be applied in the European Union. Accordingly, they do not contain all the information and disclosures required for consolidated financial statements and should therefore be read in conjunction with the consolidated financial statements for the year ended December 31, 2019.

On August 26, 2020, the Management Board approved the half-year financial report of Biofrontera AG for publication.

Due to commercial rounding, rounding differences in the tables can arise.

The interim report as of June 30, 2020 does not contain separate segment reporting, as the activities of the Biofrontera Group are limited to one business segment as defined by IFRS 8. The entire operating activity is focused on the sale of dermatological products, in particular Ameluz® including the complementary products BF-RhodoLED® (PDT-lamp) and Belixos® as well as XepiTM, and is therefore uniformly monitored and controlled internally.

Changes in accounting standards

For the preparation of the condensed consolidated interim financial statements, the same accounting policies have been applied as for the consolidated financial statements as of December 31, 2019. The new IFRS rules to be applied for the first time as of January 1, 2020 have no material effect on the interim consolidated financial statements.

Biofrontera AG Half-year financial report as of June 30, 2020	33

The preparation of the interim consolidated financial statements requires the Management Board to make estimates and assumptions that affect the application of accounting policies in the Group and the presentation of assets and liabilities, income and expenses. The actual amounts may differ from these estimates.

Changes to previous estimates due to the impact of the COVID-19 pandemic have occurred with respect to the valuation of the XepiTM license, the purchase price payment from the Maruho earn-out agreement and the EIB loan.

The expected proceeds from the sale of Xepi™ and the related expected annual purchase price payments were reestimated as of March 30, 2020 due to the current market situation influenced by the COVID-19 pandemic and the resulting delays in the market penetration of Xepi™. This resulted in an impairment of the Xepi™ license and a reduction of the nominal amount of the expected purchase price payment. As a result of the significant decline in market capitalization in the first half of 2019, there was a reduction in the performance component of the EIB loan in the first half of 2020 which was recognized in income.

Basis of consolidation

The financial statements as of June 30, 2020 include the financial statements of the parent company, Biofrontera AG, and the subsidiaries in which the parent company holds a direct majority of the voting rights. The companies listed below were included in the consolidated financial statements:

1.	Biofrontera Bioscience GmbH, Leverkusen, Germany, with a direct interest of 100%
2.	Biofrontera Pharma GmbH, Leverkusen, Germany, with a direct interest of 100%
3.	Biofrontera Development GmbH, Leverkusen, Germany, with a direct interest of 100%
4.	Biofrontera Neuroscience GmbH, Leverkusen, Germany, with a direct interest of 100%
5.	Biofrontera Inc., Woburn, Massachusetts, U.S., with a direct interest of 100%.

The basis for the consolidation of the companies included in the consolidated financial statements were the interim financial statements of these companies as of June 30, 2020, prepared in accordance with uniform principles (or “Handelsbilanz II” according to IFRS). The financial statements as of June 30, 2020 were prepared on the basis of uniform accounting and valuation principles (IFRS).

The subsidiaries are fully consolidated from the date of acquisition. The date of acquisition is the date on which the parent company gained control of these subsidiaries. Subsidiaries are included in the consolidated financial statements until such time as the parent company no longer controls these companies.

All intercompany receivables and liabilities as well as income and expenses were eliminated in the course of consolidation. Interim results were eliminated.

Significant events in the first six months of 2020

The performance of Biofrontera AG in the first half of 2020 was mixed. At the beginning of the year, we were initially able to record a good sales development as well as positive regulatory and clinical developments. We also successfully restructured the global sales and marketing structure. Since mid-March we have had to accept declining sales figures, particularly in the USA, due to the dynamic development of the COVID-19 pandemic. This forced us to implement company-wide cost reduction measures.

The Biofrontera Group achieved total sales of EUR 16.1 million for the period from January 1 to June 30, 2020, which represents an increase of 16% compared to sales of EUR 13.9 million in the same period of the previous year. Total revenues include a one-time payment of EUR 6.0 million, which the company received from Maruho Co., Ltd. under the license agreement signed on April 20, 2020. The Group generated revenues from product sales of EUR 9.7 million, a decrease of 30% compared to the first six months of 2019. Overall, revenues in the first half of 2020 and particularly in the second quarter were strongly affected by the effects of the global coronavirus crisis. However, a recovery in sales is expected for the second half of the year.

Biofrontera AG Half-year financial report as of June 30, 2020	34

As already explained, the coronavirus crisis has led to a decreasing number of treatments and thus to a sharp drop in sales in our most important market, the USA. On March 20, 2020, the Company announced that it would take comprehensive measures to reduce and control costs during the COVID-19 pandemic.

Consequently, Biofrontera had introduced short-time work for all employees in Germany until the end of July 2020. Similar measures were implemented for the subsidiaries in Spain and the UK. Biofrontera Inc, the wholly owned subsidiary in the USA, has also initiated significant cost reduction measures. There, the number of employees was significantly reduced and a furlough program was implemented, under which all employees were obliged to take temporary unpaid leave. In addition, the members of the Management Board of Biofrontera AG and the management of Biofrontera Inc. voluntarily decided to forgo a substantial portion of their salaries.

While these cost reduction measures were in effect, the Company was able to ensure full compliance with all regulatory requirements in both medical and financial respects, and to meet all disclosure requirements at all times.

The continued uncertain business outlook due to the COVID-19 crisis has had an impact on the valuation of certain assets and liabilities of the Company. Reduced sales of XepiTM have resulted in a different assessment of the medium-term business and profit outlook for XepiTM and, consequently, in a re-evaluation of both the balance sheet value of the XepiTM-license and the purchase price liability to Maruho in the first quarter of 2020.

Biofrontera AG Half-year financial report as of June 30, 2020	35

Notes to the consolidated balance sheet and consolidated statement of comprehensive income

Sales revenue

	January 1 – June, 30 2020			January 1 – June, 30 2019
Sales revenue (in EUR thousands)	Product revenue	Development revenues	Other	Product revenue	Development revenues	Other
Germany	2,364	-	-	2,154	-	-
Europe	965	-	-	1,357	-	-
U.S.	6,347	-	-	10,231	-	-
Other regions	-	441	6,000	-	162	-
Total	9,676	441	6,000	13,742	162	-

Revenue from product revenues generated in the U.S. includes revenue from finance and operating lease agreements concerning the BF-RhodoLED® lamps.

In the first six months of 2020, we generated EUR 31 thousand of income from operating leases (previous year period: EUR 41 thousand). We generated income of EUR 75 thousand from finance leases (previous year period: EUR 19 thousand).

Personnel costs

in EUR thousands	June 30, 2020	June 30, 2019
Wages and salaries	6,529	10,641
Social security charges	1,148	1,593
Costs for pension schemes	161	253
Total	7,838	12,487

In the reporting period, Biofrontera Group received subsidies for short-time work in the amount of EUR 599 thousand.

Intangible assets

The value of the balance sheet recognition for the Xepi™ license was reviewed as of March 31, 2020 by means of an impairment test, which also takes the current market situation influenced by the COVID-19 pandemic and the resulting delays in the market penetration of Xepi™ into account. As a result, this led to a non-cash impairment of EUR 2,001 thousand, which is reported in sales costs.

In determining the utility value as of March 31, 2020, the expected cash flows within the remaining term of the license agreement of 10 years and 7 months were discounted. The cash flows were discounted on the basis of a market interest rate of 9% (previous year 9%).

Trade receivables

Trade receivables are mainly attributable to the sale of Ameluz®, the PDT-lamp BF-RhodoLED®, Xepi™ and the medical cosmetic product Belixos®. It is expected that all trade receivables will be settled within twelve months of the balance sheet date.

Value adjustments for doubtful accounts were made in the amount of EUR 53 thousand (previous year: EUR 43 thousand). As in the previous year, there were no overdue, non-adjusted receivables in significant amounts on the reporting date.

Biofrontera AG Half-year financial report as of June 30, 2020	36

Of the receivables, EUR 160 thousand (previous year: EUR 153 thousand) relate to finance leases for PDT-lamps.

Inventories

in EUR thousands	June 30, 2020	December 31, 2019
Inventories
Raw materials	1,021	893
Unfinished goods	362	201
Finished goods and products	3,001	2,971
Total	4,384	4,065

During the reporting period, impairment losses on inventories were recognized in the amount of EUR 5 thousand (previous year: EUR 24 thousand).

Deferred taxes

As of June 30, 2020, the company reported deferred taxes on losses carried forward in the amount of EUR 7,475 thousand (previous year: EUR 7,794 thousand). These are capitalized to the extent that they are likely to be offset against future tax profits. This is based on a planning period of five years. These relate to the deferred tax assets to be recognized on loss carry-forwards for Biofrontera Pharma GmbH, which were reduced in the first half of the year due to the utilization of the positive tax result. For the entire year 2020 and also in the future, it can still be assumed that Biofrontera Pharma GmbH will generate positive results and thus use its tax loss carryforwards.

Financial liabilities

in EUR thousands	June 30, 2020	December 31, 2019
Non-current financial liabilities
Convertible bond 2017/2022	1,989	1,977
EIB loan 2017 tranche	11,869	11,845
EIB loan 2019 tranche	5,355	5,301
Leasing liabilities	3,092	2,987
Total non-current financial liabilities	22,305	22,110

Total current liabilities	1,291	1,212

Biofrontera AG Half-year financial report as of June 30, 2020	37

Other financial liabilities

in EUR thousands	June 30, 2020	December 31, 2019
Purchase price liability (earn-out and start-up costs)	16,956	14,720
Current financial liabilities	74	99

Reporting on financial instruments

The financial instruments held by the Biofrontera Group on the balance sheet date primarily consist of cash and cash equivalents, trade payables and receivables, other non-current financial liabilities as well as financial debt. Biofrontera does not deploy any financial derivatives, apart from the derivative embedded within the EIB loan (so-called performance component).

Biofrontera AG Half-year financial report as of June 30, 2020	38

Financial assets

in EUR thousands	Fair Value as of June 30, 2020	Carrying amount as of June 30, 2020	Fair Value as of Dec. 31, 2019	Carrying amount as of Dec. 31, 2019
Financial assets at amortized cost
Cash and cash equivalents	10,550	10,550	11,119	11,119
Trade receivables	2,191	2,191	5,031	5,031
Other financial assets	773	773	1,077	1,077
Total	13,514	13,514	17,227	17,227

Financial liabilities

in EUR thousands	Fair Value as of June 30, 2020	Carrying amount as of June 30, 2020	Fair Value as of Dec. 31, 2019	Carrying amount as of Dec. 31, 2019
Financial liabilities at amortized cost
Current financial liabilities	1,291	1,291	1,212	1,212
Trade payables	2,240	2,240	4,196	4,196
Other current financial liabilities	74	74	99	99
Non-current financial liabilities	21,359	21,359	20,648	20,648
Total	24,964	24,964	26,155	26,155
Financial liabilities at fair value recognized in profit or loss
Non-current financial liabilities	946	946	1,462	1,462
Other non-current financial liabilities	16,956	16,956	14,720	14,720
Total	17,902	17,902	16,182	16,182

The financial assets are still allocated to “financial assets at amortized cost”. The carrying amounts correspond to the fair values.

The performance component (financial instrument at level 3 of the fair value hierarchy) as a further variable interest component and embedded derivative requiring separation is subsequently measured at fair value on each balance sheet date and is allocated to the category “financial liabilities at fair value recognized in profit or loss”. To simplify matters, the market capitalization at the end of the term is initially determined on the basis of the market capitalization on the respective valuation date, which is based on the 90 trade days preceding the measurement cut-off date. The performance-based interest payment for the first tranche is calculated based on a notional 0.64% (EIB 2017 tranche) or 0.20% (EIB 2019 tranche) participation rate in the market capitalization (Notional Equity Proportion). This is discounted to the measurement cut-off date applying a market interest rate.

As of June 30, 2020, the discounted interest payment (carrying amount) or fair value of the performance component of the 2017 tranche of the EIB loan was EUR 744 thousand (previous year: EUR 1,148 thousand) and of the 2019 tranche of the EIB loan EUR 202 thousand (previous year: EUR 314 thousand). The net profits on the performance component amounted to EUR 516 thousand (previous year period: loss of EUR 252 thousand).

The purchase price liability of EUR 16,956 thousand (previous year: EUR 14,720 thousand) reported under non-current financial liabilities was discounted at a market interest rate of 9% based on the expected annual purchase price payments. The expected annual purchase price payments were re-estimated as of March 31, 2020 due to the current market situation influenced by the COVID-19 pandemic and the resulting delays in the market penetration of XepiTM. Accordingly, the purchase price payments will be due from 2022 to 2030 depending on future profits generated from the sale of XepiTM. The total purchase price in this period, excluding repayment of start-up costs, amounts to a nominal USD 26.8 million / EUR 23.3 million (previous year: USD 28.9 million / EUR 25.8 million). The start-up costs received to date in the amount of USD 5.4 million / EUR 4.8 million (previous year: USD 2.9 million / EUR 2.5 million) are repayable by 2022.

Biofrontera AG Half-year financial report as of June 30, 2020	39

The net losses on the purchase price liability amounted to EUR 16 thousand (previous year: EUR 162 thousand) and are lower due to the re-evaluation, in particular the adjusted estimate of the purchase price liability.

The fair values of the performance component of the EIB loan would be EUR 95 thousand higher or lower in the event of a 10% increase or decrease respectively in market capitalization. The fair value of the purchase price liability would be EUR 655 thousand higher or lower in the event of an 5% increase or decrease in cash flows respectively and EUR 914 thousand lower or EUR 851 thousand higher in the event of 1% an increase or decrease respectively in the weighted average cost of capital.

Other financial liabilities continue to be allocated to the category “Financial liabilities at amortized cost”. The carrying amounts correspond to the fair values.

Provisions

The companies included in the consolidated financial statements of Biofrontera AG face several threatened or pending legal proceedings, the outcome of which is either not determinable or cannot be predicted due to the uncertainty associated with such legal proceedings. No provisions were made for the claims asserted against Biofrontera, as the Management Board does not believe that such claims are enforceable.

For pending proceedings in the USA and Germany, provisions for legal costs totalling EUR 2,051 thousand (previous year: EUR 2,183 thousand) exist. EUR 471 thousand were utilized in the first half of 2020. Based on a current estimate of the outstanding litigation costs, no further amounts were accrued.

Biofrontera assumes that the lawsuits are unjustified and will defend itself vigorously against the claims, but cannot guarantee that this will be successful.

Biofrontera may incur further significant costs in the future from the defense of its case, as in addition to internal resources, lawyers in the USA have been mandated to defend the case. The costs arising from this for Biofrontera would not be reimbursed by the plaintiff even in the event of a positive outcome of the proceedings, due to the practices of the US legal system.

Related party disclosures

Maruho Co., Ltd.

As a result of the research cooperation, licensing agreement and the acquisition of Cutanea, the following relationships exist with the Maruho Group:

in EUR thousands	June 30, 2020	December 31, 2019
Revenue from research collaborations and licensing agreement	6,441	686
Income from the reimbursement of restructuring expenses	-	6,215
Rental income	20	34
Receivables from research cooperation	48	149
Receivables from the Share Purchase Agreement (earn out and start-up costs)	16,956	14,720
Other liabilities	-	72

Under the purchase agreement with Maruho, the company can still draw down funds from start-up costs of a nominal USD 1.9 million / EUR 1.7 million (previous year USD 4.4 million / EUR 3.9 million).

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Subsequent events

Renewal of Management Board appointment

On July 23, 2020, the Supervisory Board of Biofrontera AG announced that the appointments as well as the service contracts of both Management Board members were each extended for another 2 years until December 31, 2022.

Mandatory convertible bond 2020/2021

On July 27, 2020, the Management Board resolved, with the approval of the Supervisory Board, to issue up to 2,638,150 bonds of a 1.0%-qualified subordinated mandatory convertible bond 2020/2021 with a nominal value of EUR 3.00 each and a total nominal value of up to EUR 7,914,450 to cover short-term liquidity requirements.

On August 18, 2020, the company announced that the mandatory convertible bond 2020/2021 had been placed in full. The gross proceeds from the issue amount to EUR 7,914 thousands.

Leverkusen, August 26, 2020

Prof. Dr. Hermann Lübbert	Thomas Schaffer
Chief Financial Officer	Chief Financial Officer

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Review report

To Biofrontera AG, Leverkusen

We have reviewed the condensed interim consolidated financial statements – comprising the condensed statement of financial position, the condensed statement of profit or loss and other comprehensive income for the period, the condensed statement of changes in equity, the condensed statement of cash flows and selected explanatory notes – and the interim group management report of Biofrontera AG, Leverkusen, for the period from 1 January 2020 to 30 June 2020 which form part of the half-year financial reporting in accordance with section 115 German Securities Trading Act (Wertpapierhandelsgesetz – WpHG). The preparation of the condensed interim consolidated financial statements in accordance with those IFRS applicable to interim financial reporting as adopted by the EU, and of the interim group management report in accordance with the requirements of the German Securities Trading Act applicable to interim group management reports, is the responsibility of the Company’s management. Our responsibility is to issue a report on the condensed interim consolidated financial statements and on the interim group management report based on our review.

We conducted our review of the condensed interim consolidated financial statements and the interim group management report in accordance with the German generally accepted standards for the review of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the review so that we can preclude through critical evaluation, with moderate assurance, that the condensed interim consolidated financial statements have not been prepared, in material aspects, in accordance with the IFRS applicable to interim financial reporting as adopted by the EU, and that the interim group management report has not been prepared, in material aspects, in accordance with the regulations of the German Securities Trading Act applicable to interim group management reports. A review is limited primarily to inquiries of Company employees and analytical assessments and therefore does not provide the assurance attainable in a financial statement audit. Since, in accordance with our engagement, we have not performed a financial statements audit, we cannot issue an auditor’s report.

Based on our review no matters have come to our attention that cause us to believe that the condensed interim consolidated financial statements of Biofrontera AG, Leverkusen, for the period from 1 January 2020 to 30 June 2020 have not been prepared, in material respects, in accordance with the IFRS applicable to interim financial reporting as adopted by the EU, or that the interim group management report has not been prepared, in material respects, in accordance with the regulations of the German Securities Trading Act applicable to interim group management reports.”

Without qualifying this opinion, we refer to the statements in the section “Risk and Opportunities Report” of the interim Group management report and in the section “Basis of Preparation of the Interim Consolidated Financial Statements” in the selected explanatory notes to the interim consolidated financial statements as of June 30, 2020. There it is stated that if the improvement of the COVID-19 pandemic - particularly in the USA - and the associated sales recovery fail to materialize or are even less pronounced, the financing requirement would increase and would have to be implemented sooner, even taking into account the expected lower cost burden. Should it not be possible to cover this further financing requirement in a timely manner, this would result in a threat to the going concern status of the Biofrontera Group.

Düsseldorf, August 26, 2020

Warth & Klein Grant Thornton AG

Wirtschaftsprüfungsgesellschaft

Eckhard Lewe	Michael Gottschalk
German Public Auditor	German Public Auditor

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Responsibility statement

Affirmation of the legal representatives

To the best of our knowledge, and in accordance with the applicable reporting principles for interim financial reporting, the interim consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group, and the interim management report of the Group includes a fair review of the development and performance of the business and the position of the Biofrontera Group, together with a description of the principal opportunities and risks associated with the expected development of the Biofrontera Group for the remaining months of the financial year.

Leverkusen, August 26, 2020

Biofrontera AG

Prof. Dr. Hermann Lübbert	Thomas Schaffer
Chief Executive Officer	Chief Financial Officer

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